 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Zweifach, Sanford (Last) (First) (Middle) 750 Battery Street, Suite 600 (Street) San Francisco, CA 94111 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Epoch Biosciences, Inc. (EBIO) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/08/02 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	10/08/02		P		188,200	A	$0.92	381,117	I	See Note 1 below

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Explanation of Responses:

1.   The Bay City Capital Fund III, L.P. ("Fund III") acquired 188,200 shares of Issuer's Common Stock on October 8, 2002 in an open market transaction. Sandford Zweifach's indirect ownership of the Issuer's Common Stock is derived as follows: Mr. Zweifach owns a 2.1212% limited partnership interest in Fund III. In addition, Bay City Capital Management III LLC ("BCC Management III") owns a 1.00% general partnership interest in BCC. Mr. Zweifach owns a 6.634% general partnership interest in BCC Management III. Mr. Zweifach disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

The 381,117 shares reported in Table I, column 5 include: (a) the 254,867 shares of Common Stock owned by Fund III (including 66,667 shares previously reported), (b) 25,000 shares of Common Stock acquired by Mr. Zweifach directly on July 21, 1997, (c) 15,000 shares of Common Stock acquired by Mr. Zweifach directly on January 18, 2000, and (d) 86,250 shares of Common Stock acquired by Mr. Zweifach directly pursuant to the exercise of a warrant issued in his name. The shares listed in (b), (c) and (d) of this note 1 have been previously reported

By: /s/ Sanford Zweifach 10/10/2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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